China Pharma Holdings, Inc.

Second Floor, No. 17, Jinpan Road

Haikou, Hainan Province, China, 570216

October 18, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Attn: Dillon Hagius and Jason Drory

Re:	China Pharma Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 30, 2023 Response dated September 8, 2023 File No. 001-34471

Dear Messrs. Hagius and Drory:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated September 26, 2023 (the “Comment Letter”), to China Pharma Holdings, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 30, 2023 (the “Original Form 10-K”) and Amendment No.1 to the Form 10-K/A submitted with the Commission as correspondence on September 8, 2023 (the “Amended 10-K/A”).

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company and the Company’s proposed revised disclosure in Italic. Once the comments are cleared, with the permission of the Staff, to the extent applicable, the Company will incorporate such disclosure to the upcoming Annual Report on Form 10-K for the year ended December 31, 2023 to be filed with the Commission publicly.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1.	We note your response to comment 5 and re-issue in part. Please disclose your intentions to distribute earnings, or affirmatively disclose the lack thereof. Please also discuss the tax consequences, if any, of the cash flow transfer between China Pharma and Helpson through China Pharma’s wholly owned subsidiary Onny Investment Limited, which you mention on page 4.

Response: In response to the Staff’s comment, the Company notes to the Staff that it has no intention to distribute any earnings. In addition, the Company proposes to revise its disclosure as following:

“Intercompany activities between the holding company and our subsidiaries

As of the date of this report, none of our subsidiaries has distributed any dividends to China Pharma, nor has China Pharma distributed any dividends to the investors. The Company currently has no intention to distribute earnings to the shareholders and investors. The tables below present cash flow transfer between China Pharma and Helpson, through China Pharma’s wholly owned subsidiary Onny Investment Limited (“Onny”) for the year ended December 31, 2022 and 2021. The Company’s management understands that there is no tax consequences for cash flow transfers between China Pharma and Helpson through Onny.”

For the year ended December 31, 2022
No.	Transfer from	Transfer to	Approximate value ($)	Note
1	China Pharma (via Onny)	Helpson	1,300,000	For Helpson’s operations

For the year ended December 31, 2021
No.	Transfer from	Transfer to	Approximate value ($)	Note
1	China Pharma (via Onny)	Helpson	3,000,000	For Helpson’s operations
2	Helpson (via Onny)	China Pharma	320,000	For the payment of the agent service fees of China Pharma

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

2.	In your response to prior comment 7, you state, "...deferred payments by state-owned hospitals and local medicine distributors is the reason for the Company’s relatively long credit term, as the customers’ payments to the Company are contingent on their receipt of the payments from state-owned hospitals and local medicine distributors." You also state, "...the Company’s main customers are drug distributors, not state-owned hospitals, therefore, the Company does not receive payments directly from hospitals." Please address the following regarding your response:
•	Tell us and revise to disclose the extent to which there are contractual provisions in your arrangements with your distributor customers that make them "contingent on their receipt of the payments from state-owned hospitals and local medicine distributors." Explain what you mean that such payments are contingent on these receipts.

Response: In response to the Staff’s comment, the Company notes to the Staff that there are no explicit contractual provisions regarding the payment of Account Receivables to us "contingent on their receipt of the payments from state-owned hospitals and local medicine distributors" per se. The Company meant it is what its customers typically do in practice, as a matter of implied consensus. If in the event the length of collection term is deviated from its past pattern of any particular customer, the Company will adjust its credit term.

•	Tell us and revise to disclose the insight that you have into the receipts of your customer distributors from their state-owned hospital and local medicine distributor customers. Clarify the extent to which you have insight into pricing discounts, contractual adjustments, or other allowance adjustments to revenue between your customer distributors from their state-owned hospital and local medicine distributor customers.

Response: In response to the Staff’s comment, the Company notes to the Staff that the Company does not have much insight on the receipt of its customer distributors from their state-owned hospitals.

•	Expand your MD&A disclosure to discuss the risks and uncertainties of collecting the amounts that are contingently payable based on your distributor customers' receipt of the payments from state-owned hospitals and local medicine distributors. As part of your disclosure, explain how you evaluate the amounts due from the state-owned hospitals and local medicine distributors to your customers as part of your evaluation of the collectability of your receivables from your distributor customers.

Response: In response to the Staff’s comment, the Company notes to the Staff that the Company does not have any such contractual provisions that give the distributors the right to pay the Company depending on their receipts from state-owned hospitals, as clarified under bulletin point 1 of this comment 2. In terms of the evaluation method regarding the collectability of its receivables from the distributor customers, it had been previously disclosed in the Amended 10-K/A as following:

“Our bad debt allowance estimate practice is that we consider accounts receivable balances aged within 180 days current, except for any individual uncollectible account assessed by management. We account for the following respective percentage as bad debt allowance based on age of the accounts receivables: 10% of accounts receivable that are between 180 days and 365360 days old, 70% of accounts receivable that are between 360 days and 720 days old, and 100% of accounts receivable that are greater than 720 days old.

Our allowance for doubtful accounts as a percentage of accounts receivable was 97.5% and 96.2% as of December 31, 2022 and 2021, respectively. The increase of 1.3% is due to a higher percentage of accounts receivable over 720 days old.

We conduct analysis and review on accounts receivables for customers on a specific, per-customer basis in the fourth fiscal quarter of each fiscal year. For customers (i) whose business license has been cancelled or expired; (ii) whose key business certificates such as GSP (Good Supply Practice) license have been invalid or revoked; (iii) who have no ability to continue operations, or (iv) who are encountering other issues that lead to accounts receivable unrecoverable, the receivable will be written-off as per the resolution of our Board of Directors.

We recognize bad debt expenses per actual write-offs as well as changes of allowance for doubtful accounts. To the extent that our current allowance for doubtful accounts is higher than that of the previous period, we recognize a bad debt expense for the difference during the current period, and when the current allowance is lower than that of the previous period, we recognize a bad debt credit for the difference. The allowance for doubtful account balances were $16.7 million and $18.3 million as of December 31, 2022 and December 31, 2021, respectively.”

•	Tell us in detail how you evaluated the guidance in ASC 606 to determine whether the revenue from your distributor customers that is contingent on their receipt of the payments from state-owned hospitals and local medicine distributors should be constrained until that contingency has been resolved.

Response: In response to the Staff’s comment, the Company notes to the Staff that there is no such contractual provision with the hospitals and distributors, as discussed above.

•	We note your statement, "...the Company has no write-off in fiscal years ended December 31, 2022 and 2021." You also propose to disclose, on page 52 of the amended Form 10-K, "For customers (i) whose business license has been cancelled or expired; (ii) whose key business certificates such as GSP (Good Supply Practice) license have been invalid or revoked; (iii) who have no ability to continue operations, or (iv) who are encountering other issues that lead to accounts receivable unrecoverable, the receivable will be written-off as per the resolution of our Board of Directors." However, tell us and revise to clarify how you determined whether you have experienced adjustments to revenue such as pricing discounts, contractual adjustments, or other revenue adjustments that are other than credit related. Explain how you determined whether your revenue should be reported "net" of such contractual adjustments.

Response: In response to the Staff’s comment, the Company notes to the Staff that in its daily operations, it recognizes revenue when the goods are transferred to its customers. Contractual pricing and quantities are known and fixed at the time of transfer. As such, the amount of consideration which the Company is entitled to is known. Therefore, the Company has not experienced adjustments to revenue such as pricing discounts, contractual adjustments, or other revenue adjustments that are other than those credit related.

General

3.	We note your response to comment 8 and re-issue in part. Please prominently disclose the risk that the Chinese government may intervene or influence your operations at any time and that this could result in a material change in your operations and/or the value of your securities.

Response: In response to the Staff’s comment, the Company proposes to insert a new risk factor as following:

“The Chinese government may intervene or influence our business at any time. That may negatively influence our operation, intervene our ability to continue listing on U.S. exchange and the value of our shares may significantly decline or be worthless, which would materially affect the interest of our stockholders.

The Chinese central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our shares.”

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at hellen@chinapharmaholdings.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Zhilin Li
Name:	Zhilin Li
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.

4